UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                  Commission File Number 1-10095
                                                                         -------
     (Check One)

     [X] Form 10-K [_] Form 20-F [_] Form 11-K

     [_] Form 10-Q [_] Form 10-D [_] Form N-SAR

         For period ended   July 1, 2006
                          ------------------------------------------------------

     [_] Transition Report on Form 10-K

     [_] Transition Report on Form 20-F

     [_] Transition Report on Form 11-K

     [_] Transition Report on Form 10-Q

     [_] Transition Report on Form N-SAR

         For the transition period ended
                                         ---------------------------------------

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        ------------------------

                                     PART I
                             REGISTRANT INFORMATION

         Delta Woodside Industries, Inc.
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Full Name of Registrant

         Not applicable
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Former Name if Applicable

         700 North Woods Drive
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Address of principal executive office (Street and number)

         Fountain Inn, South Carolina  29644
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City, State and Zip Code

                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
                    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or
          [__] before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
                    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

         On September 1, 2006, the Company filed a Current Report on Form 8-K discussing certain recent developments in the Company's business and the strategic alternatives the Company is pursuing. Because of management's effort and engagement in pursuing these strategic alternatives, the Company could not file its annual report on Form 10-K for the year ended July 1, 2006 within the required deadline without unreasonable effort or expense.


                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

   William H. Hardman, Jr.                       (864)            255-4127
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   (Name)                                     (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Attachment A, Page 1, sets forth summary data from the unaudited consolidated results of operations of the Company for the fiscal years ended July 1, 2006 and July 2, 2005. Set Forth in Attachment A, Pages 2-3, is a narrative explanation for the major changes from fiscal year 2006 to fiscal year 2005. The data therein have not been subject to audit by the Company's independent registered public accounting firm.

         The Company believes that this summary is complete and correct in all material respects except for the application of FASB 144 and FASB Interpretation No. 47 as discussed below.

         The Company has not performed the required Critical Accounting Policy calculations for FASB 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" or FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" as of and for the fiscal year ended July 1, 2006. The calculations were not performed due to management's efforts and engagement in pursuing the strategic alternatives discussed in the Company's Form 8-K filed on September 1, 2006. Management is uncertain of the impact, if any, on the results of operations should these calculations be made.


                         Delta Woodside Industries, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  October 2, 2006                By  /s/ W. H. Hardman, Jr.
     --------------------------          ----------------------
                                         William H. Hardman, Jr.
                                         Executive Vice President, Chief
                                         Financial Officer, Treasurer and
                                         Secretary


     Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

   1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

   2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

   3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

   4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

   5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                                                                    Attachment A
                                                                     Page 1 of 3

Results of Operations (consolidated)
Delta Woodside Industries, Inc. Fiscal 2006 versus 2005
In thousands, except percentages and per share data
See accompanying narrative for explanations for changes

                                                       Year            Year        Increase/ (Decrease)
                                                      Ended           Ended         From 2005 to 2006
                                                                                   -----------------
                                                     7/1/2006        7/2/2005
                                                  ------------------------------------------------------
Net Sales                                            $134,519        $157,863         $  (23,344)


Gross Profit (Loss)                                     1,352          (1,457)             2,809
% of Net Sales                                           1.01 %         (0.92)%

Selling, General and Administrative Expenses            8,994           9,564               (570)
% of Net Sales                                           6.69 %          6.06 %

Impairment and restructuring expenses                   2,152          12,077             (9,925)

Other Income                                              (33)            427               (460)

Operating Loss                                         (9,827)        (22,671)           (12,844)
% of Net Sales                                          (7.31)%        (14.36)%

Interest Expense (Net)                                 (5,604)         (5,246)               358
% of Net Sales                                          (4.17)%         (3.32)%

Gain on extinguishment of debt                             --             500               (500)

Loss Before Income Taxes                              (15,431)        (27,417)            11,986
% of Net Sales                                         (11.47)%        (17.37)%

Income Tax Expense (Benefit)                           (2,049)             --              2,049
% of Net Sales                                          (1.52)%          0.00 %

Net Loss                                              (13,382)        (27,417)           (14,035)
% of Net Sales                                          (9.95)%        (17.37)%

Net loss per share                                      (2.31)          (4.61)              2.30

                                                                    Attachment A
                                                                     Page 2 of 3

Results of Operations (consolidated)
Delta Woodside Industries, Inc.
Fiscal Year 2006 versus Fiscal year 2005
Narrative Explanations


Net Sales:
The 14.8% decrease in net sales was the result of a 15.9% decrease in unit sales somewhat offset by a 1.3% increase in average sales price. Approximately 54.7% of the decline in unit sales was due to the Company's exit from the synthetics business during the second fiscal quarter of 2006. The remainder of the decrease in unit sales was primarily in the Company's government products.

Gross Profit (Loss):
Included in the fiscal year 2005 gross loss were run-out costs and inventory write-downs associated with the closing of the Estes plant and the termination of yarn manufacturing operations at the Beattie plant totaling approximately $1.5 million. Also included in the fiscal year 2005 gross loss are inventory write-downs of approximately $717,000 associated with the Company's plan to close its Pamplico and Delta 2 plants. In addition, the Company incurred a loss in fiscal year 2005 of approximately $750,000 associated with an inability to meet the customer's specifications for a new product to be produced for Levi Strauss. Included in the fiscal year 2006 gross profit were inventory write-downs associated with the closing of the synthetics business totaling approximately $0.8 million. Also contributing to the improvement in gross profit were the cost reductions associated with the Company's 2005 realignment plan and the elimination of losses associated with the Synthetics business. These factors were somewhat offset by increased energy costs as well as increased raw material costs, including certain chemicals used in dyeing and finishing, as well as the decline in sales volume in the government business.

Selling, General and Administrative Expenses:
The decline in selling, general and administrative expenses was primarily due to lower salary and benefit costs due to staff reductions related to the 2005 realignment plan. Somewhat offsetting this decline was an increase in legal and consulting fees associated with the Company's strategic planning initiative.

Impairment and Restructuring Expenses:
Restructuring and impairment expenses in fiscal year 2006 are primarily severance and benefit costs of $2.1 million associated with the Company's exit from the synthetics business. This includes a reduction in the restructuring and impairment expenses reserve of $0.7 million in the fourth quarter of fiscal year 2006 due to a change in the estimates for employee benefit cost. Restructuring and impairment expense in fiscal year 2005 are primarily severance and benefit costs of $3.5 million and asset impairment charges of $3.8 million associated with the Company's 2005 Realignment plan, and asset impairment charges of approximately $4.7 million associated with the Company's plan to close its Pamplico and Delta 2 plants.

The Company has not performed the required Critical Accounting Policy calculations for FASB 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" or FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" as of and for the fiscal year ended July 1, 2006. The calculations were not performed due to management's efforts and engagement in pursuing the strategic alternatives discussed in the Company's Form 8-K filed on September 1, 2006. Management is uncertain of the impact, if any, on the results of operations should these calculations be made.

Operating Loss:
The decrease in the operating loss was primarily due to the decrease in impairment and restructuring expenses as well as the improvements in gross profit and selling, general and administrative expenses described above.

                                                                    Attachment A
                                                                     Page 3 of 3

Results of Operations (consolidated)
Delta Woodside Industries, Inc.
Fiscal Year 2006 versus Fiscal year 2005
Narrative Explanations (continued)


Interest Expense:
The average interest rate on the credit facility of Delta Mills, Inc. ("Delta Mills") is based on a spread over either LIBOR (for loans prior to May 30, 2006) or a base rate. The increase in interest expense was primarily due to increases in interest rates in connection with the amendments of the Delta Mills revolving credit facility and increases in LIBOR due to changes in market rates.

Gain on extinguishment of debt:
During fiscal year 2005, Delta Mills purchased $1,000,000 face amount of its 9.625% Senior Notes for $500,000. The Company recognized a gain of $500,000 as a result of this purchase. There were no such purchases in fiscal year 2006.

Income Tax Benefit:
The Company reduced its income tax reserves by approximately $2.0 million in the third quarter of fiscal year 2006 to reflect the resolution of the previously disclosed North Carolina state tax matter. The Company's net deferred tax assets at July 1, 2006 and July 2, 2005 are reduced by valuation allowances. No significant income tax benefit relating to current losses was recognized in either fiscal year 2006 or fiscal year 2005 due to maintaining a valuation allowance against the Company's net deferred tax assets.

Net Loss:
The decrease in the net loss for fiscal year 2006 compared to fiscal year 2005 was primarily due to the decrease in operating losses coupled with the income tax benefit described above.